March 28, 2012

CONSENT OF ENGINEER

Reference is made to the Annual Information Form to be included in the Annual Report on Form 40-F (collectively, the “40-F”) of Nevsun Resources Ltd. to be filed with the United States Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended.

I hereby consent to (i) the references to my name in the 40-F as an author of the report entitled “Nevsun Resources Limited, Bisha Polymetallic Operation Eritrea, Africa, NI 43-101 Technical Report”  dated 01 January 2011, revised 29 March 2011, and (ii) to the use of the report in the 40-F.

/s/ Alexandra Kozak
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Alexandra Kozak